G2 Ventures, Inc.

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,

Nankai District, Tianjin, PRC

People’s Republic of China

December 3, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	G2 Ventures, Inc.

8-K

Filed on October 7, 2010

File:333-108715

Dear Mr. Reynolds:

This letter responds to Comment No.65 of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to G2 Ventures, Inc. (the “Company”) dated November 5, 2010.

For your convenience, we have included the Staff’s comment in italics before the Company’s response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Staff Comment 65. We note that your annual report does not have a chief accounting officer or controller signature. Please confirm that in future annual reports you will provide a chief accounting officer or controller signature. If another officer also acts as your chief accounting officer or controller, please indicate so below their signature.

Response: We hereby confirm that in future annual reports we will provide a chief accounting officer or controller signature. If another officer also acts as our chief accounting officer or controller, we will so indicate below their signature. Prior to the reverse acquisition consummated on October 1, 2010, the Company’s principal accounting officer was Gust C. Kepler. The Company’s current principal accounting officer is the Company’s Chief Financial Officer, Yuan Huang.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Additional Extension

On November 10, 2010, the Commission granted the Company’s request for an extension to respond to the Commission’s comment letter dated November 5, 2010. However, due to the number of the comments and complexity of the underlying issues, we feel the need to ask for another extension for

John Reynolds

Securities and Exchange Commission

December 3, 2010

us to fully prepare our answers to the comments. Therefore, the Company is hereby requesting an additional twenty (20) business days to respond to the Staff’s comments, which extends the due date of the Company’s response to December 31, 2010.

Thank you for your consideration. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko of The Crone Law Group, at (415) 955-8900, ext. 117.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures

cc: Alisande M. Rozynko

      The Crone Law Group